

Mail Stop 4720

February 25, 2016

Archie M. Brown, Jr.
President and
Chief Executive Officer
MainSource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, IN 47240

> **Re: MainSource Financial Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 11, 2016**
> **File No. 333-209479**

Dear Mr. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose here the aggregate value of the merger consideration to be paid by MainSource in connection with the merger.

2.   Please disclose that the merger is subject to a floor price as set forth in the last paragraph of your "Terminating the Merger Agreement" disclosure on page 12. In addition, please also disclose that if the price falls below the floor and Cheviot exercises its right to terminate the merger agreement, MainSource may prevent termination by increasing the exchange ratio pursuant to a formula set forth in the Merger Agreement. Please discuss whether the additional consideration will be payable in stock or cash.

Part II, Item 21, Exhibits and Financial Statement Schedules

3.   Please file as exhibits to the registration statement the employment agreements that MainSource intends to enter into with Mr. Reitzes and Ms. White.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Larry C. Tomlin
    SmithAmundsen LLC